NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)
September 6, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. - NEW PATENT

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) is pleased to report that it has been granted a United States Patent (9,441,749) for our new proprietary vacuum relief valve (VRV) effective September 13, 2016. The patent took approximately two years to process and will remain in effect for the next seventeen years.

The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our new VRV design has been driven by customers’ concerns and demands for a better performing VRV due to high failure rates of current products in the market today.

Our VRV design features our patented constant force springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The VRV has been in commercial service trials as approved by the Association of American Railroads (AAR) with the goal of full commercial distribution of the VRV to customers in the near future.

James R. Bond, CEO of the Company comments that: “Kelso continues to initiate proactive design strategies that provide higher performance standards than previously available in the market. Our primary engineering objectives for all products including the VRV are to surpass regulatory compliance guidelines to better protect the lives of first responders and all in harms way. Despite the recent recession in rail tank car production we remain optimistic that products like the VRV will add to our revenue per rail tank car and lead to enhanced financial performance in the future.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our primary engineering objectives for all products including the VRV are to surpass regulatory compliance guidelines to better protect the lives of first responders and all in harms way; and that despite the recent recession in rail tank car production we remain optimistic that products like the VRV will add to our revenue per rail tank car and lead to enhanced financial performance in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com